Via EDGAR

April 6, 2021

Attention:	Cara Wirth Dietrich King

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	JAWS Hurricane Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed March 19, 2021 File No. 333-253541

Ladies and Gentlemen:

Set forth below is the response of JAWS Hurricane Acquisition Corp. (referred to herein as “we” or the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 2, 2021 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1.

Concurrent with the submission of this letter, we are submitting Amendment No. 2 to Registration Statement on Form S-1 (the “Second Amended Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment. All references to page numbers and captions in the responses correspond to the Second Amended Registration Statement unless otherwise specified.

S-1/A

Summary
General, page 2

1.	We note your disclosure on page 52 states that under your warrant agreement, the courts of the State of New York or the United States District Court for the Southern District of New York will be the forum for any claims brought under the Securities Act. However, your form of warrant agreement, included as exhibit 4.4, is silent with respect to claims brought under the Securities Act. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised Section 9.3 of the Warrant Agreement to clarify that the forum provision in the Warrant Agreement applies to claims brought under the Securities Act.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Very truly yours,
JAWS HURRICANE ACQUISITION CORP.

By:	/s/ Matthew Walters
Name:	Matthew Walters
Title:	Chief Executive Officer

Enclosures

cc: Christian Nagler, P.C. (Kirkland & Ellis LLP)